Fourth Quarter and 2005 Preliminary Results February 22, 2006

Safe Harbor Statement This presentation may contain statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

Business Update Fourth Quarter 2005

OnSite Generation Strong industrial activity bolstered by 'green hydrogen' energy projects Delivered six hydrogen generation units for industrial applications including the largest IMET(tm) electrolyzer delivered in company history (Novorsibirsk, Russia), and a reformer- based hydrogen generation system for Chevron's refueling station for AC Transit (California) Secured $7.4 million of orders including two electrolyzer systems to be powered by wind energy - Basin Electric Power Cooperative (N. Dakota) and Gas Natural (Spain), further demonstrating the role that hydrogen plays in renewable energy systems Completed validation testing of our new S-4000 IMET technology positioning us to offer products for integration with large scale renewable energy installations such as solar and wind farms

Power Systems Power Systems Power Systems Improved backlog and visibility for 2006 Delivered 22 HyPM fuel cell power modules, including 14 units to American Power Conversion for incorporation into their InfraStruXure with Integrated Fuel Cells product line. As at December 31, 2005, we delivered 20 of the initial 25 units ordered by American Power Conversion and expect to deliver the remainder of this order in the first half of 2006 Secured $8.6 million of orders including an $8.0 million power module order from a leading global military OEM for delivery in 2006 and 2007 Unveiled our new 8, 12 and 16 kW HyPM 500 Series fuel cell power modules complete with power conditioning and hybrid packing options. Our production HyPM power module now achieves over 3,500 hours of continuous run-time and unlimited start/stop cycles, a key differentiator

Test Systems Executing on delivery of next generation products Delivered 12 test stations including new generation G40, G60 and G100 products offering optimization in costs versus operating range, improved functionality, and reduced size Secured $4.4 million in new orders including a multi-million dollar follow-on order from General Motors for testing services, with the balance attributed to a diverse range of test products Continued to improve test systems software to provide connectivity between multiple test stations, improving our customers' test laboratory operating efficiency

Financial Overview Fourth Quarter and 2005

Revenues Highlights Revenues were $9.1 million, a 65% increase over the prior year due primarily to the acquisition of Stuart Energy Power Systems' revenues reflect the delivery of 14 units to American Power Conversion (APCC:NASDAQ) bringing our total delivery to 20 units Revenues Three months ended December 31 Revenues by Business Unit 1st Qtr 1st Qtr FY04 5.5 FY05 9.1 OnSite Generation Power Systems Test Systems '04 0.5 0.4 4.6 '05 4.7 1.2 3.2 $M $M 65%

Revenues Highlights Revenues were $37.2 million, an increase of 123% over the prior year due primarily to the acquisition of Stuart Energy Power Systems achieved organic growth of 67%, prior to reflecting completion of $1.8 million of engineering services for General Motors which ended in July 2004 Revenues by Business Unit 1st Qtr 1st Qtr '04 16.7 '05 37.2 OnSite Generation Power Systems Test Systems '04 1.5 4.2 11 '05 21.7 3.9 11.6 $M $M Year ended December 31 123 % Revenues

OnSite Generation Power Systems Test Systems '04 17.7 31 23.8 '05 -21.1 -20.5 26.3 Gross Profit Highlights Gross profit was negative 4.0% primarily a result of: Higher percentage of OnSite Generation revenues which has historically generated lower margins OnSite Generation - $1.1 million of costs incurred primarily for legacy Stuart Energy projects Power Systems - unbudgeted costs incurred in order to expedite delivery of 14 units to APC Prior to reflecting $1.1 million of costs primarily incurred on legacy Stuart Energy projects, our gross profit would have been 7% Three months ended December 31 Gross Profit by Business Unit % % 2004 2005 '04 24.8 -4 Gross Profit

Gross Profit Highlights Gross profit was 8.9%, or 16.0% prior to reflecting a $1.3 million fair value adjustment recognized on the acquisition of Stuart Energy and $1.3 million of costs incurred primarily for legacy Stuart Energy projects OnSite Generation gross profit was 14.4% after reflecting the above noted items Gross Profit Year ended December 31 Gross Profit by Business Unit 1st Qtr 1st Qtr '04 25.6 '05 8.9 OnSite Generation Power Systems Test Systems '04 3.1 27.3 26.4 '05 2.6 19.1 17.3% % 65.2%

Q1 Q2 Q3 Q4 SG&A 5.5 5.3 5 4.7 R&D 3.3 1.7 0.9 1.9 Cash Operating Expenses Highlights Cash operating expenses were $6.6 million in the fourth quarter and $28.3 million for 2005 Our research and product development expenses were $1.9 million in the fourth quarter and $7.8 million for 2005 reflecting $0.6 million and $3.0 million, respectively, of third party government funding We have excluded $1.8 million of severance costs and other reorganization costs from our cash operating expenses definition to provide a better view of our recurring expenses Footnote: Cash operating expenses are defined as selling, general and administrative costs and research and product development expenditures. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Year ended December 31, 2005 $M 5.9 7.0 8.8 6.6

Q1 Q2 Q3 Q4 Cash Loss 8 6.4 3.9 6 Non-cash Expenses 3.2 3.1 3.6 3.1 Net Loss and Non-cash Expenses Highlights Fourth quarter net loss of $9.1 million was primarily due to low margins in our OnSite Generation and Power Systems business units, as previously noted Year ended December 31, 2005 7.5 $M Q1 Q2 Q3 Q4 Cash Loss 8 6.4 3.9 6.9 3.9 6.4 8.0 $M 9.5 11.2 9.1 6.0 Net Loss Cash Loss

Balance Sheet Highlights As at December 31, 2005 As at Dec. 31 2005 2004 (in millions of dollars) As at Dec. 31 2005 2004 (in millions of dollars) Change $ % Change $ % Comments Cash and cash equivalents and short-term investments $ 85.8 $ 89.1 (3.3) (3.7) Cash and cash equivalents and short-term investments decreased $3.3 million in 2005 attributable to: (i) a $25.2 million loss from operations before amortization, stock-based compensation and severance costs; (ii) $1.8 million of severance costs; and (iii) $5.0 million of net changes in non-cash items and working capital; offset by (i) $27.6 million in cash and cash equivalents and short-term investments acquired on the acquisition of Stuart Energy; and (ii) $1.1 million of other items Accounts and grants receivable 9.6 7.7 1.9 24.7 Reflects increased activity from the acquisition of Stuart Energy in January 2005 Inventory 8.7 4.3 4.4 102.3 Reflects increased activity from the acquisition of Stuart Energy in January 2005, and longer production times for OnSite Generation products Accounts payable 14.9 6.6 8.3 124.8 Reflects increased activity from the acquisition of Stuart Energy in January 2005 and associated restructuring liabilities

Order Backlog ($ M) Q3 Backlog Orders Received Orders Delivered Q4 Backlog OnSite Generation 8.3 7.4 4.7 11.0 Power Systems 1.9 8.6 1.2 9.3 Test Systems 4.1 4.4 3.2 5.3 Total 14.3 20.4 9.1 25.6 Highlights Secured $20.4 million of new orders across all business units Power Systems' backlog includes an $8.0 million order by an industry leading military OEM, of which we currently expect to realize $5.4 million in 2007 OnSite Generation orders dominated by industrial hydrogen systems and wind-hydrogen projects Test Systems backlog includes multi-million dollar testing services contract with General Motors As at December 31, 2005

Q4 Results (in $ millions) Footnote: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change Change $ % Revenues 9.1 5.5 3.6 65 Gross Profit (0.4) 1.3 (1.7) (130) % of Revenues (4.0) 24.8 (28.8) Operating Expenses Selling, general and administrative 4.8 2.9 1.9 66 Research and product development 1.9 2.4 (0.5) (21) Total operating expenses 6.7 5.3 1.4 (26) EBITDA* (7.1) (4.0) (3.1) (78)

2005 Results (in $ millions) Footnote: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization, and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. 2005 2004 Change Change $ % Revenues 37.2 16.7 20.5 123 Gross Profit 3.3 4.3 (1.0) (23) % of Revenues 8.9 25.6 (16.7) Operating Expenses Selling, general and administrative 22.4 13.0 9.4 72 Research and product development 7.8 9.1 (1.3) (14) Total operating expenses 30.2 22.1 8.1 37 EBITDA* (26.9) (17.8) (9.1) (51)

Take-aways: Strong financial position including $25.6 million order backlog and $85.8 million of cash Focused market engagement strategies for near-term fuel cell markets including backup power (AC and DC) and materials handling Product certification targets well established for meeting end-user criteria Strong pipeline of next generation products for emerging markets Product development focused on cost reduction and efficiency improvement Entering 2006 With: